

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 5, 2009

Mr. Robert Scott Lorimer
Chief Financial Officer
U.S. Energy Corp.
877 North 8th West
Riverton, WY 82501

      Re: U.S. Energy Corp.
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              File No. 000-06814

Dear Mr. Lorimer:

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Karl Hiller
                      Branch Chief